American Bonanza Gold Prepayment Facility

February 15, 2012 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza” or "Company") is pleased to announce that it has completed a secured gold prepayment facility with Resource Income Fund, L.P. ("RIF") whereby Bonanza will sell 3,936 ounces of gold for delivery during 2012, for gross proceeds of US$6,000,000 (the "Facility"). The gold may be delivered to RIF on an earlier schedule with no penalty.

The proceeds from the Facility will be used for funding working capital, and Bonanza will invest in the further optimization of the Copperstone gold mine as it ramps up to full production, with a target throughput of 450 tons per day.

The Facility is a forward contract structured to deliver 3,936 ounces of gold over a 32 week term in the amount of 123 ounces per week starting on May 7, 2012 and ending on December 10, 2012. The 3,936 ounces of gold that have been committed under this gold facility represent approximately 1.5% of the proven mineral reserves at the Copperstone gold mine.

In connection with the Facility, Bonanza will grant to RIF 4,000 ounces of gold call options, expiring on April 15, 2013 with a strike price of US$2,025 per ounce. An upfront fee of 3% was paid to RIF upon closing of the Facility.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS
This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the repayment of the Note and the use of proceeds, is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com